Jonathan H. Talcott T 202.689.2806 jon.talcott@nelsonmullins.com	NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW 101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

June 14, 2024

Via Electronic Transmission
Lauren Pierce
Jeffrey Kauten
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Trump Media & Technology Group Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed June 10, 2024 File No. 333-278678
Dear Lauren Pierce and Jeffrey Kauten:
On behalf of Trump Media & Technology Group Corp., a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 13, 2024, regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on June 10, 2024 (the “Amendment No. 1”).  For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response.  Concurrently with the transmission of this letter, we are filing Amendment No. 2 to the Company’s Registration Statement on Form S-1 with the Commission through EDGAR (the “Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.  All page references in the responses set forth below refer to page numbers in the Amendment No. 2.

Amendment No. 1 to the Registration Statement on Form S-1 filed June 10, 2024
Risk Factors

If TMTG fails to maintain an effective system of disclosure controls…, page 34
1.
Revisions made in response to prior comment 2 discuss certain consequences if you fail to meet your reporting obligations, such as the potential impact on the Nasdaq listing status of your common stock. We also note your statement that “[f]ailure to comply with . . . [the Company’s] reporting obligations with the SEC, could have a material adverse effect on [its] reputation, the price of its securities and its business and results of operations.” Please provide additional detail describing these material adverse effects. As examples only, consider disclosure related to the risk that investors may not have access to current or timely financial information or that a failure to meet your reporting obligations may impact your eligibility to use certain registration statements, such as Form S-3.

Response:
The Company acknowledges the Staff’s comment and has updated its disclosure on page 35 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 66

2.
We note your disclosure that you have finished the research and development phase of your new live TV streaming platform, have signed agreements to obtain data center services and purchase servers and related equipment for the platform and plan to roll out your streaming content in three phases. Please disclose when you expect to roll out each of these three phases and when you expect to begin generating revenue from the platform.

Response:
The Company acknowledges the Staff’s comment and has updated its disclosure on pages 48, 67 and 91, including the addition of a new risk factor related to the additional information about the preliminary timeline the Company provided.

Change in Registrant’s Certifying Accountant, page 147
3.
Your filing dated April 15, 2024 included an audit opinion from BF Borgers with a going concern modification for the fiscal years ended December 31, 2023 and 2022. We note from your disclosure on pages F-7 and F-26 that, as of the date of the reissued financial statements, management believes there is not substantial doubt regarding your ability to continue as a going concern when considering, among other matters, the cash proceeds from the Business Combination and the conversion of the Pre-Merger Notes. While we note your successor audit opinion does not have a going concern modification, Item 304 of Regulation S-K requires a registrant to disclose whether the former auditor’s report contained a modification. Revise your statements with respect to your former auditor to clarify that the BF Borgers’ audit reports included an explanatory paragraph regarding your ability to continue as a going concern. We refer you to Item 304(a)(1)(ii) of Regulation S-K and the guidance in Question 111.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:
The Company acknowledges the Staff’s comment and has updated its disclosure on page 149 of Amendment No. 2.
General
4.
In response to prior comment 4, you disclose that the lock-up provisions affecting approximately 72% of your outstanding common stock may be terminated early or released. Please disclose the circumstances in which the lock-up provisions would be terminated or released early, including the parties that would need to consent to such early termination or release. Also disclose whether there are any plans or agreements, tacit or explicit, regarding the possible early release of the shares subject to lock-up agreements.

Response:
The Company notes the Staff’s comment and respectfully advises the Staff that lifting any lock-up restrictions prior to the stated lock-up expiration would require the waiver of such provisions under the applicable documents (i.e., the Amended Charter, Lock-Up Agreements and Lock-Up and Support Letter). The Company further advises the Staff that (i) the Amended Charter does not provide for waiver of its Lock-Up Trading Restrictions, which are applicable to certain of TMTG’s pre-Business Combination equity holders, including President Trump and (ii) a waiver of the of the Lock-Up Trading Restrictions under the (A) Lock-Up Agreements applicable to President Trump and certain other equity holders of the Company (other than ARC) requires the prior consent of TMTG, Eric Swider, Digital World’s former Chief Executive Officer and current member of TMTG’s board of directors, and the locked-up party thereunder and (B) Lock-Up and Support Letter applicable to ARC requires the prior consent of all of the parties thereunder, including Eric Swider, Digital World’s former Chief Executive Officer and current member of TMTG’s board of directors. The Company also respectfully advises the Staff that it has no plans or agreements, tacit or explicit, with respect to the early release of shares subject to Lock-Up Trading Restrictions. The Company has revised the disclosure on pages 79, 99, 120 and 132 of Amendment No. 2 in response to the Staff’s comment.

5.
You disclose in the registration statement that the Second Amended & Restated License, Likeness, Exclusivity and Restrictive Covenant Agreement, dated February 2, 2024, contemplates channeling “non-political communications and posts … to the Truth Social platform before posting that same social media communication and/or post to any other social media platform.” We also note that in June 2024 there were video posts to other social media platforms that appear to be inconsistent with Section 2(a)(2) of the license agreement. Please revise your registration statement to disclose whether the exclusivity provision of the license agreement has been waived, and any economic detriment to the company associated with the first use of other social media platforms.

Response:
The Company acknowledges the Staff’s comment and respectfully informs the Staff that the referenced provision has not been waived and that any video posts on other platforms in June 2024 were Political Related Posts (as that term is defined in the Second Amended & Restated License, Likeness, Exclusivity, and Restrictive Covenant Agreement dated February 2, 2024) initiated by President Trump’s campaign and consistent with President Trump’s obligations to the Company.1
Additionally, the Company is not aware of any economic detriment associated with such posts.

The Company has revised the disclosure on page 47 of Amendment No. 2 in response to the Staff’s comment to note the risk that President Trump may broadly construe the definition of Political Related Posts.
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1 See, e.g., "Trump once backed a TikTok ban. Now he's joined the app as he races Biden for young voters." Business Insider, June 2, 2024. Accessed June 13, 2024. https://www.businessinsider.com/trump-tiktok-social-media-app-young-voters-biden-2024-6 (quoting a Trump campaign spokesman regarding a post on a prominent video platform as follows: “We will leave no front undefended and this represents the continued outreach to a younger audience consuming pro-Trump and anti-Biden content.”)

If you have any questions regarding this submission, please contact Jonathan Talcott at (202) 689-2806.
Thank you for your time and attention.
Sincerely,
/s/ Jonathan H. Talcott
Jonathan H. Talcott
Nelson Mullins Riley & Scarborough LLP

cc:	Scott Glabe, General Counsel